						Exhibit 12.1

GREAT PLAINS ENERGY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year to Date
	June 30
	2008	2007	2006	2005	2004	2003
	(millions)
Income from continuing operations	$7.8	$120.9	$136.7	$135.1	$132.3	$149.6
Add
Minority interests in subsidiaries	-	-	-	7.8	(5.1)	(1.3)
Equity investment (income) loss	0.8	2.0	1.9	0.4	1.5	2.0
Income subtotal	8.6	122.9	138.6	143.3	128.7	150.3

Add
Taxes on income	22.5	44.9	60.3	22.2	30.7	48.1
Kansas City earnings tax	-	0.5	0.5	0.5	0.5	0.4
Total taxes on income	22.5	45.4	60.8	22.7	31.2	48.5

Interest on value of leased property	1.6	3.9	4.1	6.2	6.2	5.9
Interest on long-term debt	50.1	74.1	62.6	64.3	66.1	58.8
Interest on short-term debt	8.8	26.4	9.2	4.5	4.3	5.0
Mandatorily Redeemable Preferred
Securities	-	-	-	-	-	9.3
Other interest expense and amortization (a)	3.2	5.8	3.9	4.3	13.6	3.9

Total fixed charges	63.7	110.2	79.8	79.3	90.2	82.9

Earnings before taxes on
income and fixed charges	$94.8	$278.5	$279.2	$245.3	$250.1	$281.7

Ratio of earnings to fixed charges	1.49	2.53	3.50	3.09	2.77	3.40

(a)	On January 1, 2007, Great Plains Energy adopted FIN No. 48, "Accounting for Uncertainty in Income Taxes," and along with the adoption elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.